SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form   20-F      X         Form   40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People’s Republic of China (the “Company”), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 21, 2004	By:	/s/ Lu Yipin
Name: Lu Yipin
Title: Chairman

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions passed

at 2003 Annual General Meeting

The Company and all members of its board of directors jointly accept full responsibility for the accuracy and completeness of the information contained in this announcement and confirm that the information contained in this announcement is true, accurate and not misleading and there are no material omissions.

In accordance with the decision made at the tenth meeting of the fourth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (“the Company”) held on 26 March 2004, the Company’s 2003 Annual General Meeting (“AGM”) was held on 18 June 2004 at Jinshan Hotel, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”). The AGM was attended by 49 shareholders of the Company in person or by proxy holding approximately 6,234 million shares, representing approximately 86.58% of the Company’s total share capital, which satisfied the quorum for the meeting stipulated by the Company’s articles of association and the PRC Company Law. Mr. Lu Yiping, the Company’s Chairman, presided at the AGM.

The shareholders in attendance at the AGM, considered and passed the following resolutions:

ORDINARY RESOLUTIONS

1.	The Report of the Directors for the year ended 31 December 2003 was approved (with 4,453.708 million votes in favour (constituting 99.98% of the votes), 0.7923 million votes against (constituting 0.02% of the votes), and 1,779.3478 million abstentions).

2.	The Report of the Supervisory Committee for the year ended 31 December 2003 was approved, with 4,455.3013 million votes in favour (constituting 99.98% of the votes), 0.8023 million votes against (constituting 0.02% of the votes), and 1,777.7445 million abstentions).

3.	The Audited Statement of Accounts of the Company for the year ended 31 December 2003 and the 2004 Budget were approved (with 4,455.2353 million votes in favour (constituting 99.98% of the votes), 0.7523 million votes against (constituting 0.02% of the votes), and 1,777.8605 million abstentions).

4.	The Profit Appropriation Plan of the Company for the year ended 31 December 2003 was approved as follows (with 4,457.2157 million votes in favour (constituting 99.97% of the votes), 1.3738 million votes against (constituting 0.03 #% of the votes), and 1,775.2586 million abstentions):

(a)	Out of the profits of the Company for the year ended 31 December 2003 (which amounted to RMB1,385,556,000 under PRC Accounting Regulations or RMB 1,401,690,000 under the International Financial Reporting Standards (“IFRS”)), two amounts of RMB 138,556,000 and RMB138,556,000 (each constituting 10% of the net profit) were transferred to the statutory surplus reserve and the statutory public welfare fund respectively, leaving distributable profits RMB 1,108,444,000 (under PRC Accounting Regulations) or RMB 1,124,578,000 (under IFRS).

(b)	After consideration of the profit appropriation policy and the operating performance of the Company in 2004, the Company is to pay a final cash dividend of RMB 0.80 (including

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tax) per 10 shares, amounting to a total amount of RMB 576,000,000, to all shareholders for the year ended 31 December 2003. This final cash dividend of RMB 0.80 per 10 shares (inclusive of tax) shall be paid to holders of A Shares whose names appear on the register of members of the Company on 5 July 2004, to holders of H Shares whose names appear on the register of members of the Company on 18 May 2004 and to holders of American Depositary Shares whose names appears on the register of members on 17 May 2004. Undistributed profit of RMB 532,444,000 (under PRC Accounting Regulations) or RMB 548,578,000 (under IFRS) will be carried forward to 2004.

5.	The reappointments of KPMG Huazhen and KPMG as the Company’s PRC and international auditors respectively, for the year ending 31 December 2004 were approved and the Directors were authorised to fix their remuneration (with 4,458.7864 million votes in favour (constituting 99.97% of the votes), 1.3362 million votes against (constituting 0.03% of the votes), and 1,773.7255 million abstentions).

6.	(a)The resignations of the following persons from the fourth session of the board of directors of the Company were approved:

(i)	Mr. Xu Kaicheng (with 4,455.1075 million votes in favour (constituting 99.95% of the votes), 2.4022 million votes against (constituting 0.05% of the votes), and 1,792.6183 million abstentions);

(ii)	Mr. Feng Jiangping (with 4,455.2475 million votes in favour (constituting 99.94% of the votes), 2.5422 million votes against (constituting 0.06% of the votes), and 1,793.0053 million abstentions);

(iii)	Mr. Jiang Baoxing (with 4,438.8571 million votes in favour (constituting 99.94% of the votes), 2.5777 million votes against (constituting 0.06% of the votes), and 1,776.1325 million abstentions); and

(iv)	Mr. Li Weichang (with 4,437.8026 million votes in favour (constituting 99.94% of the votes), 2.4514 million votes against (constituting 0.06% of the votes), and 1,793.5941 million abstentions).

(b)	The appointments of the following persons as Directors to the fourth session of the board of directors of the Company were approved:

(i)	Mr. Du Chongjun (with 4,448.3825 million votes in favour (constituting 99.98% of the votes), 0.7349 million votes against (constituting 0.02% of the votes), and 1,784.7307 million abstentions);

(ii)	Mr. Han Zhihao (with 4,448.3085 million votes in favour (constituting 99.98% of the votes), 0.7449 million votes against (constituting 0.02% of the votes), and 1,784.7947 million abstentions);

(iii)	Mr. Wu Haijun (with 4,448.3085 million votes in favour (constituting 99.98% of the votes), 0.7449 million votes against (constituting 0.02% of the votes), and 1,784.7947 million abstentions); and

(iv)	Mr. Gao Jinping (with 4,448.3085 million votes in favour (constituting 99.98% of the votes), 0.7449 million votes against (constituting 0.02% of the votes), and 1,784.7947 million abstentions).

(c)	The resignation of Mr. Du Chongjun from the fourth session of the Supervisory Committee of the Company was approved (with 4,437.6633 million votes in favour (constituting 99.94% of the votes), 2.57 million votes against (constituting 0.06% of the votes), and 1,793.6148 million abstentions).

(d)	The appointment of Mr. Dai Shuming as a Supervisor to the fourth session of the Supervisory Committee of the Company was approved (with 4,437.5507 million votes in favour (constituting 99.93% of the votes), 3.1114 million votes against (constituting 0.07% of the votes), and 1,793.186 million abstentions).

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The cumulative voting system was adopted in relation to Resolutions 6(a) to (d).

SPECIAL RESOLUTIONS

7.	The following amendments to the Articles of Association of the Company proposed by the board of directors of the Company were approved, and the board of directors of the Company were authorised to modify the wording of the amendments and do all other things in respect of the amendments, in accordance with the requirements of any relevant PRC regulatory authority or the rules of any stock exchange on which the securities of the Company are listed (with 4,452.3647 million votes in favour (constituting 99.93% of the votes), 3.2544 million votes against (constituting 0.07% of the votes), and 1,778.229 million abstentions):

(a)	The deletion of Article 83 and its replacement by the following clause:

“Article 83	Subject to Article 88, shareholders (including proxies) shall, on a poll, have voting rights corresponding to the number of shares held by them which carry voting rights and, other than in cases of cumulative voting set out in Article 113, each such share shall have one vote.”

(b)	The deletion of Article 88 and its replacement by the following clause:

“Article 88	Resolutions of the shareholders’ general meeting shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution by a shareholders’ general meeting shall require the approval of shareholders (including proxies) representing more than half of the voting rights present at the meeting.

A special resolution by a shareholders’ general meeting shall require the approval of shareholders (including proxies) representing more than two-thirds of the voting rights present at the meeting.

Shareholders (including proxies) present at the meeting should clearly indicate a vote for or against each resolution requiring a vote at the meeting. Abstentions or failures to vote will not be processed as shares with voting rights when the Company is calculating the results of voting.

Where any shareholder is under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) required to abstain from voting or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.”

(c)	The deletion of Article 107 and its replacement by the following clause:

“Article 107	The Company shall have a board of directors which shall consist of twelve (12) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

There shall be one (1) chairman and one (1) to two (2) vice-chairman.

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The board of directors may establish such committees as the strategic planning (development), audit, remuneration and nomination committees based on need. Of these committees, the audit, remuneration and nomination committees shall have independent directors as a majority of its members.

The board of directors shall have one or more directors as executive directors. The executive directors shall be responsible for matters as entrusted by the board.”

(d)	The deletion of clause (4) of Article 110 and its replacement by the following clause:

“Article 110	(4) If shareholders alone or together holding five per cent. (5%) or more of the voting rights of the Company or the supervisory committee propose a motion at the annual general meeting of shareholders for the election of an independent director, then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraphs (1) and (2) of this Article, shall be delivered to the Company during a period of not less than seven (7) days commencing no earlier than the day after the despatch of the notice of such annual general meeting of shareholders and ending no later than seven (7) days before the date of such annual general meeting of shareholders.”

(e)	The deletion of clause (3) of Article 111 and its replacement by the following clause:

“Article 111	(3) If shareholders alone or together holding five per cent. (5%) or more of the voting rights of the Company or the supervisory committee propose a motion at the annual general meeting of shareholders for the election of a non-independent director, then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraph (1) of this Article, shall be delivered to the Company during a period of not less than seven (7) days commencing no earlier than the day after the despatch of the notice of such annual general meeting of shareholders and ending no later than seven (7) days before the date of such annual general meeting of shareholders.”

(f)	The deletion of Article 154 and its replacement by the following clause:

“Article 110	The supervisory committee shall consist of seven (7) supervisors, including four (4) supervisors representing the shareholders (including supervisors who are qualified to act as external supervisors) and three (3) supervisors representing the employees. The supervisors representing the shareholders shall be elected and removed from office by the shareholders in general meeting. The supervisors representing the employees shall be democratically elected and removed from office by the employees.

The supervisory committee shall have one chairman who shall be a supervisor. The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election at the expiration of the term.

The election or removal of the chairman of the supervisory committee shall be decided by more than two-thirds of the members of the supervisory committee. The chairman of the supervisory committee shall co-ordinate the performance of the committee’s duties. Where the chairman of the supervisory committee cannot perform his duties, the chairman shall appoint a supervisor to exercise the chairman’s powers on behalf of the chairman.”

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(g)	The deletion of Article 177 and its replacement by the following clause:

“Article 177	Where a director, supervisor, general manager or senior officer is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, other than his contract of service, he shall declare the nature and extent of his interest to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement or proposal therefore is otherwise subject to the approval of the board of directors.

A director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he or any of his associates as defined in the Listing Rules (“Associate”) has any material interest.

Unless the interested director, supervisor, general manager or senior officer has disclosed his interest in accordance with this Article and the contract, transaction or arrangement has been approved by the board at a meeting in which the interested director is not counted in the quorum and has refrained from voting, such contract, transaction or arrangement in which a director, supervisor, general manager or senior officer is materially interested in is voidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the director, supervisor, general manager or senior officer concerned.

For the purposes of this Article, a director, supervisor, general manager or senior officer is deemed to be interested in a contract, transaction or arrangement in which a Connected Person or Associate of such director, supervisor, general manager or senior officer is so interested.”

8.	The deletion of Article 2 of Appendix 2 to the Articles of Association of the Company, namely the Rules of Procedure for Board of Directors’ Meetings, and its replacement by the following clause were approved (with 4,453.2786 million votes in favour (constituting 99.93% of the votes), 3.3201 million votes against (constituting 0.07% of the votes), and 1,777.2494 million abstentions):

“Article 2	The Board shall consist of 12 directors, including one chairman and one or two vice-chairmen.

The Board shall appoint one or more directors as executive directors. The executive directors committee shall handle the matters as delegated to them by the Board.”

The above resolutions were passed at the 2003 AGM of the Company. The Company has appointed Ms. Money Chow of KPMG as the scrutineer to monitor the vote-taking procedures at the AGM. The Company has complied with the voting instructions stipulated by HKSCC Nominees Ltd. and Hong Kong & Shanghai Banking Corporation (Nominees) Limited.

In addition to the foregoing resolutions, the Company would like to make the following explanation in relation to the payment of the final dividend.

1.	Pursuant to Article 155 of its articles of association, the Company declares dividends to its shareholders in Renminbi. Dividends payable to the holders of A Shares shall be paid in

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Renminbi whilst those payable to the holders of H Shares shall be paid in Hong Kong dollars, and in the latter case, the following conversion formula shall apply:

Conversion rate for dividends =	A
B

Where	A =	Amount of dividends in Renminbi

	B =	Average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends are declared

For the purpose of payment to the holders of the Company’s H Shares of the final dividend for the year ended 31 December 2003, the average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends were declared (that is, 18 June 2004) is HK$100 for RMB106.170. Therefore, there will be a dividend of HK$0.7535 for every 10 H Shares of the Company.

2.	The Company will appoint Bank of China (Hong Kong) Trustees Limited as its paying agent in Hong Kong (“Paying Agent”) and will pay to such Paying Agent the dividends declared in respect of the H Shares to be held, pending payment, in trust for the holders of H Shares. Dividends payable to the holders of H Shares will be paid by the Paying Agent and dispatched by HK Registrars Limited on 12 July 2004.

3.	Distribution of dividends to holders of A Shares will be announced separately.

As certified by and stated in the legal opinion issued by Ms. Mou Jian, a partner of Haiwen & Partners, Beijing, the convening and holding of the AGM of the Company, the voting procedure adopted at the AGM and the qualifications of persons who attended the AGM complied with the provisions of relevant laws and the articles of association of the Company.

The board of directors of the Company comprises:

Executive Directors:	Lu Yiping, Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping

Non-executive Directors:	Liu Wenlong and Zhang Baojian

Independent non-executive Directors:	Gu Chuanxun, Wang Xingyu, Wang Yongzhou and Chen Xinyuan

By order of the Board

Zhang Jingming

Company Secretary

Shanghai, 18 June 2004

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the Fourteenth Meeting

of the Fourth Session of the Board of Directors

The Company and all members of its board of directors jointly accept full responsibility for the accuracy and completeness of the information contained in this announcement and confirm that the information contained in this announcement is true, accurate and not misleading and there are no material omissions.

The fourteenth meeting of the fourth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) was held on 18 June 2004 at the conference room No. 8 at the Company’s main office building. Of the 12 Directors entitled to attend the Meeting, 8 directors were in attendance while 4 directors, including Mr. Liu Wenlong, Mr. Zhang Baojian Mr. Gu Chuanxun and Mr. Chen Xinyuan were unable to attend because of business engagements and appointed the Chairman, Mr. Lu Yiping, as their irrevocable voting proxy. Members of the Supervisory Committee and senior management of the Company also attended the Meeting. The convening of the Meeting complied with the PRC Company Law and the Articles of Association of the Company. The Meeting was chaired by the Chairman, Mr. Lu Yiping. The Meeting considered and approved the following resolutions:

(1)	Mr. Rong Guangdao and Mr. Du Chongjun were elected as Vice Chairmen of the Company.

(2)	Mr. Du Chongjun, Mr. Han Zhihao, Mr. Wu Haijun and Mr. Gao Jinping, who were elected as Directors at the 2003 Annual General Meeting of the Company, were confirmed as Executive Directors of the fourth session of the board of directors of the Company.

The board of directors of the Company comprises:

Executive Directors:	Lu Yiping, Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping

Non-executive Directors:	Liu Wenlong and Zhang Baojian

Independent Non-executive Directors:	Gu Chuanxun, Wang Xingyu, Wang Yongshou and Chen Xinyuan

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 18 June 2004

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the Tenth Meeting

of the Fourth Session of the Supervisory Committee

The tenth meeting of the fourth session of the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held in the morning on 18 June 2004 at the Company’s headquarters. Of the seven supervisors entitled to attend the meeting, six of them attended the meeting. One supervisor has appointed a proxy. The Supervisory Committee has resolved to appoint Mr. Dai Shuming as the Chairman of the fourth session of the Supervisory Committee of the Company.

Sinopec Shanghai Petrochemical Company Limited

Supervisory Committee

Shanghai, 18 June 2004

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